Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and, where appropriate, reflect management’s best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management’s Discussion and Analysis ("MD&A"). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors’ report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G. Stowe	Jon A. Douglas
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 16, 2007

28         2006 Annual Report

Auditors’ Report to the Shareholders

To the Shareholders of Northgate Minerals Corporation,

We have audited the consolidated balance sheets of Northgate Minerals Corporation (the Company) as at December 31, 2006 and 2005 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statement for the year ended December 31, 2006, we also conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

February 16, 2007

Northgate Minerals Corporation             29

CONSOLIDATED BALANCE SHEETS
As at December 31, 2006 and 2005
(Thousands of US dollars)	2006	2005 (1)

Assets
Current assets
Cash and cash equivalents	$262,199	$50,639
Concentrate settlements and other receivables	17,960	18,885
Inventories (note 5)	26,208	28,901
Future income tax asset (note 12)	7,469	—
Deferred hedging loss (note 14(A))	8,583	4,561

	322,419	102,986
Other assets (note 6)	27,622	14,117
Future income tax asset (note 12)	6,291	13,937
Mineral property, plant and equipment (note 7)	159,299	177,966

	$515,631	$309,006

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$22,023	$19,556
Current portion of capital lease obligations (note 8)	2,439	4,215
Current portion of long-term debt (note 9)	—	13,700

	24,462	37,471
Capital lease obligations (note 8)	2,586	7,680
Provision for site closure and reclamation obligations (note 10)	28,197	26,193
Future income tax liability (note 12)	12,638	1,229

	67,883	72,573

Shareholders’ equity (note 11)
Common shares	307,914	195,565
Warrants	—	8,715
Contributed surplus	2,596	1,657
Retained earnings	137,238	30,496

	447,748	236,433

	$515,631	$309,006
(1) Adjusted (note 3)
Commitments and contingencies (notes 8 and 15)
Subsequent event (note 17)
The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Patrick D. Downey	Terrence A. Lyons
Director	Director

30         2006 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2006, 2005 and 2004
(Thousands of US dollars, except per share amounts)	2006	2005 (1)	2004 (1)

Revenue	$411,313	$257,302	$232,797

Cost of sales	224,584	178,411	146,081
Administrative and general	8,209	6,128	6,083
Depreciation and depletion	35,591	38,009	36,408
Interest expense (income)	(4,013)	2,391	3,049
Exploration	11,449	3,915	3,134
Currency translation losses (gains)	1,922	(962)	(211)
Accretion of site closure and reclamation costs	1,553	1,183	894
Other (note 16)	8,423	496	(348)

	287,718	229,571	195,090

Earnings before income taxes	123,595	27,731	37,707

Income tax recovery (expense) (note 12)
Current	(5,406)	(2,111)	(2,277)
Future	(11,447)	13,937	(2,634)

	(16,853)	11,826	(4,911)

Net earnings for the year	$106,742	$39,557	$32,796

Net earnings per share
Basic	$0.50	$0.20	$0.16
Diluted	$0.48	$0.20	$0.16
Weighted average shares outstanding
Basic	215,609,932	202,789,310	200,065,821
Diluted	222,892,929	202,858,866	200,567,253

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
Years ended December 31, 2006, 2005, 2004
(Thousands of US dollars)	2006	2005 (1)	2004 (1)

Retained earnings (deficit), beginning of year
As previously reported	$17,677	$(15,210)	$(46,465)
Adjustment for change in accounting policy (note 3)	12,819	6,149	4,608
As adjusted (note 3)	30,496	(9,061)	(41,857)
Net earnings for the year	106,742	39,557	32,796

Retained earnings (deficit), end of year	$137,238	$30,496	$(9,061)

(1) Adjusted (note 3)
The accompanying notes form an integral part of these consolidated financial statements.

Northgate Minerals Corporation             31

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005 and 2004
(Thousands of US dollars)	2006	2005 (1)	2004 (1)

Operating activities:
Net earnings for the year	$106,742	$39,557	$32,796
Non-cash items:
Depreciation and depletion	35,591	38,009	36,408
Unrealized currency translation losses (gains)	(22)	56	406
Accretion of site closure and reclamation costs	1,553	1,183	894
Amortization of deferred hedging loss	21,375	5,585	934
Amortization of deferred charges	562	1,305	—
Stock-based compensation	2,014	845	512
Future income tax expense (recovery)	11,447	(13,937)	2,634
Change in fair value of forward contracts	(16,619)	755	—
Other	—	1	95
Changes in operating working capital and other:
Concentrate settlements and other receivables	13,154	(7,558)	1,751
Inventories	(4,661)	(8,951)	(2,495)
Accounts payable and accrued liabilities	3,222	2,723	872
Settlement of forward contracts (note 14(A))	(25,397)	(10,146)	—
Reclamation costs (note 10)	(2,349)	(388)	—

	146,612	49,039	74,807

Investing activities:
Purchase of other assets	(1,845)	(852)	(819)
Purchase of mineral property, plant and equipment	(15,199)	(12,697)	(17,519)
Proceeds on sale of property	—	171	—
Net cash acquired on acquisition of
Young-Davidson Mines, Limited (note 4)	—	123	—

	(17,044)	(13,255)	(18,338)

Financing activities:
Repayment of capital lease obligation	(6,870)	(4,959)	(4,111)
Repayment of long-term debt	(13,700)	(29,800)	(12,000)
Issuance of common shares	102,562	357	1,156

	81,992	(34,402)	(14,955)

Increase in cash and cash equivalents	211,560	1,382	41,514
Cash and cash equivalents, beginning of year	50,639	49,257	7,743

Cash and cash equivalents, end of year	$262,199	$50,639	$49,257

Supplementary information
Cash paid during the year for
Interest	$1,006	$4,204	$2,990
Income taxes	$484	$—	$—
Non-cash financing activities
Purchase of mineral property, plant and equipment
by assumption of capital lease obligations	$—	$1,347	$6,498
Issuance of common shares and other securities on
Young-Davidson Mines, Limited acquisition (note 4)	$—	$17,990	$—

(1) Adjusted (note 3)
The accompanying notes form an integral part of these consolidated financial statements.

32         2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts)

NOTE 1 NATURE OF OPERATIONS

Northgate Minerals Corporation ("Northgate" or the "Corporation") is engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal assets are its 100% interest in the Kemess South mine, the Kemess North project and the Young-Davidson property.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian GAAP.

The consolidated financial statements include the accounts of the Corporation and its subsidiary companies and divisions. All material inter-company and inter-divisional balances and transactions have been eliminated.

Except as otherwise noted, these financial statements are expressed in United States dollars. The US$/CDN$ exchange rate as at December 31, 2006, was $0.86 (2005 – $0.86) and the average rate for the year ended December 31, 2006, was $0.88 (2005 – $0.83; 2004 – $0.77).

B. Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the time of acquisition that are readily convertible to specified amounts of cash.

C. Inventories

Concentrate inventory is recorded at the lower of production cost on a first-in, first-out basis, and net realizable value. Stockpiled ore and any work-in-process inventories are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as mine-site overhead expenses and depreciation and depletion, as applicable. Stockpiled ore not expected to be milled in the next year is classified as other assets.

Supplies inventory, which includes the costs of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is recorded at the lower of average cost or replacement cost.

D. Mineral Property, Plant & Equipment

Mineral property acquisition and mine development costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated proven and probable recoverable reserves.

Plant and equipment is stated at cost less accumulated depreciation. Certain mining and milling assets are amortized using the unit-of-production method based on estimated proven and probable recoverable reserves expected to be processed through the mill. Amortization for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project-by-project basis. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

Northgate Minerals Corporation             33

E. Impairment of Long-Lived Assets

The Corporation tests for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that impairment exists. Long-lived assets are impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value.

F. Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations, related to the retirement of tangible long-lived assets when such obligations are incurred, and a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. Upward revisions in the amount of undiscounted cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability existed. The asset retirement cost is amortized to operations over the life of the asset.

G. Revenue Recognition

The Corporation recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

H. Reporting Currency & Foreign Currency Translation

The Corporation’s primary currency of measurement and display is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

I. Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees at fair value and recognizes the compensation expense over the vesting period, with a corresponding credit to contributed surplus.

Any consideration paid by directors, employees and non-employees on exercise of stock options is credited to share capital, together with the proportionate share of related stock-based compensation originally recorded in contributed surplus. Compensation costs associated with the Corporation’s Employee Share Purchase Plan ("ESPP") are recognized based on the fair value of the shares the Corporation is required to contribute on the date they are issued.

J. Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.

34         2006 Annual Report

The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

K. Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables from sales of concentrate and values of concentrate in inventory and in transit, site closure and reclamation obligations, impairment of assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

L. Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings available to common shareholders equal net earnings, adjusted for charges against retained earnings for certain preferential items. The Corporation uses the treasury stock method to compute the dilutive effects of stock options and warrants. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the stock options and warrants. For purposes of the fully diluted earnings per share calculations, no options (2005 – 2,996,000; 2004 – 2,789,768) were excluded from the calculations of weighted average shares outstanding, as the exercise prices were lower than the average market price of the Corporation’s shares in those periods. In 2005, 38,182,338 (2004 – 38,182,338) warrants were excluded from the calculations of weighted average shares outstanding as the exercise prices exceeded the average market price of the Corporation’s shares in those periods.

M. Derivative Financial Instruments

The Corporation utilizes derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian dollar operating costs.

The Corporation recognizes derivative financial instruments on a mark-to-market basis unless the instrument qualifies for hedge accounting. For instruments to which hedge accounting is applied, the Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Gains and losses on forward sales contracts used to hedge anticipated future sales and which qualify for hedge accounting are recognized as an adjustment to the revenues when the sales occur. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments, which qualify for hedge accounting, used to hedge anticipated Canadian dollar denominated operating costs, are recognized as an adjustment to those costs when the contracts are settled.

NOTE 3 ACCOUNTING CHANGES

Inventory

During the year ended December 31, 2006, the Corporation changed its accounting policy with respect to metal inventories to incorporate a full costing method and also to value additional components of inventory created during the mining process. This change in accounting policy has been applied retroactively for all years presented. As a result of this change, opening deficit at January 1, 2004 decreased $4,608,000. Net earnings for the year ended December 31, 2005, increased by $6,670,000 (2004 – $1,541,000) or $0.04 per share (2004 – nil). Additionally, as at December 31, 2005, inventory increased by $13,882,000 and the future income tax asset decreased by $1,063,000.

Northgate Minerals Corporation             35

NOTE 4 ACQUISITIONS

Young-Davidson Mines, Limited

On November 2, 2005, the Corporation acquired all of the outstanding common shares of Young-Davidson Mines, Limited ("Young-Davidson"), a Canadian public company. At that time, Young-Davidson’s major asset was an advanced exploration stage gold project located just west of the village of Matachewan and approximately 60 kilometres west of the town of Kirkland Lake, Ontario. Each outstanding Young-Davidson common share was exchanged for 0.7212 shares of the Corporation and each outstanding Young-Davidson common share purchase warrant and stock option was exchanged for common share purchase warrants and stock options of the Corporation at a similar exchange ratio, including exercise prices.

The acquisition was accounted for as an asset acquisition as the operations of Young-Davidson did not meet the definition of a business under Canadian GAAP. The consideration given, and the fair value of the assets acquired and liabilities assumed at the date of acquisition, were as follows.

Consideration given:
13,104,687 common shares	$17,545
314,523 common share purchase warrants	102
432,720 stock options	343
Transaction costs	164

$18,154

Net assets acquired:
Cash and cash equivalents	$287
Accounts receivable	27
Other assets – reclamation bond	217
Mineral property	19,012

19,543

Accounts payable and accrued liabilities	(175)
Future income tax liability	(1,214)
$18,154

The common shares issued were valued using the closing share price of the Corporation on November 2, 2005. The fair value of the common share purchase warrants and stock options were valued using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate – 2.5%; annual dividends – nil; expected stock price volatility – 48%; and, expected life – 1.8 years.

NOTE 5 INVENTORIES
	2006	2005(1)
Stockpiled ore and concentrates	$15,904	$19,008
Supplies	10,304	9,893
	$26,208	$28,901
(1) Adjusted (note 3)

36         2006 Annual Report

NOTE 6 OTHER ASSETS

	2006	2005
Restricted cash	$14,940	$13,086
Stockpiled inventory	8,424	—
Unrealized gain on copper forward contracts (note 14(A))	3,634	—
Deferred financing and lease charges, net of amortization of $5,241 (2005 – $4,834)	624	1,031
	$27,622	$14,117

Restricted cash consists of CDN$17,409,000 (2005 – CDN$15,000,000) of cash and short-term deposits pledged by the Corporation relating to site closure and reclamation obligations at the Kemess South mine and the Young-Davidson property (note 10).

NOTE 7 MINERAL PROPERTY, PLANT AND EQUIPMENT

		Accumulated
		Depreciation	Net Book
2006	Cost	& Depletion	Value

Mineral property, plant and
equipment	$305,398	$195,043	$110,355
Mineral properties (non-producing)	48,944	—	48,944
	$354,342	$195,043	$159,299

		Accumulated
		Depreciation	Net Book
2005	Cost	& Depletion	Value

Mineral property, plant and
equipment	$292,951	$159,451	$133,500
Mineral properties (non-producing)	44,466	—	44,466
	$337,417	$159,451	$177,966

Mineral properties (non-producing) as at December 31, 2006 and 2005 include acquisition costs and deferred development costs for the Kemess North project and the Young-Davidson property. These costs are not currently being amortized.

NOTE 8 LEASE OBLIGATIONS

	2006	2005
Future capital lease obligations	$5,360	$13,112
Less: interest	(335)	(1,217)
Present value of capital lease obligations	5,025	11,895
Less: current portion	(2,439)	(4,215)
	$2,586	$7,680

The Corporation has obligations under capital leases for mobile mining equipment with remaining terms ranging from one to three years.

Northgate Minerals Corporation             37

Future capital lease principal payments as of December 31, 2006, are as follows.

2007	$2,439
2008	2,304
2009	282
$5,025

The Corporation also leases equipment under a long-term operating lease that expires on August 31, 2009. The annual payment under this lease is $648,000, except in 2009 it is $486,000. The aggregate lease payments to the expiry date are $1,782,000.

NOTE 9 LONG-TERM DEBT

On February 15, 2006, the Corporation repaid the remaining principal on the project loan facility. The project loan bore interest at LIBOR plus 1% and was secured by a free and floating charge over all of the assets of the Kemess South mine. The loan was fully guaranteed by Brookfield Asset Management ("Brookfield"), a former significant shareholder of the Corporation, for which Northgate paid a fee of 1% per annum on the outstanding principal until the loan was repaid.

On June 23, 2006, the project loan facility was officially retired and all guarantees and security interests in favour of the lenders and the guarantor were released and discharged.

NOTE 10 SITE CLOSURE & RECLAMATION OBLIGATIONS

Minimum standards for mine reclamation have been established by Federal and Provincial governmental agencies. Under current regulations, the Corporation is required to meet performance standards to minimize environmental impacts from operations and to perform site restoration and other closure activities at the Kemess South mine and the Young-Davidson property. In the future, these standards and regulations may change.

Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

The continuity of the provision for site closure and reclamation costs is as follows:

	2006	2005	2004
Balance, beginning of year	$26,193	$21,149	$15,983
Effect of change in estimated future cash flows	2,642	3,248	—
Site closure and reclamation liability incurred	222	250	2,933
Accretion expense	1,553	1,182	894
Reclamation costs paid	(2,349)	(388)	—
Effect of foreign exchange	(64)	752	1,339
Balance, end of year	$28,197	$26,193	$21,149

The undiscounted estimate of site closure and reclamation costs used in the determination of this provision total $36.8 million ($36.3 million for the Kemess South mine and $0.5 million for the Young-Davidson property). The cost in 2005 was $33.1 million ($32.9 million for Kemess South and $0.2 million for Young-Davidson) and $28.2 million in 2004. The site closure and reclamation costs at the Kemess South mine are expected to be spent over a period of three years beginning in 2009 after the reserves of the Kemess South pit are depleted.

The credit-adjusted risk-free rate at which the estimated future cash flows have been discounted is 6.00% (2005 – 5.625%; 2004 – 5.625%) and the inflation rate used to determine future expected cost is 2% (2005 – 2%; 2004 – 2%).

38         2006 Annual Report

At December 31, 2006, the Corporation had a security bond of CDN$17,409,000 posted in connection with its reclamation permit for the Kemess South mine and the Young-Davidson property (note 6). During 2002, the Corporation and the Government of British Columbia amended the reclamation permit such that the Corporation agreed to provide additional security installments of CDN$1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31, 2009 for the Kemess South mine.

NOTE 11 SHAREHOLDERS’ EQUITY

	2006	2005(1)
Common shares	$307,914	$195,565
(note 11(Aii))
Warrants	—	8,715
(note 11(Aii))
Contributed surplus	2,596	1,657
(note 11(B))
Retained earnings	137,238	30,496
	$447,748	$236,433

(1) Adjusted (note 3)

A. Share Capital

(i) Authorized

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.

100,000,000,000,000 Class B preference shares, without par value.

100,000,000,000,000 common shares, without par value.

(ii) Common Shares

	No. of Shares	Amount
Balance, December 31, 2003	198,759,915	$176,179
Issued during the year
Pursuant to employee share purchase plan (note 11(C))	20,035	34
On exercise of options (note 11(B))	211,100	302
On exercise of share purchase warrants	1,500,000	949
Balance, December 31, 2004	200,491,050	177,464
Issued during the year
Pursuant to employee share purchase plan (note 11(C))	269,509	360
On exercise of options (note 11(B))	146,000	196
Pursuant to the purchase of Young-Davidson (note 4)	13,104,687	17,545
Balance, December 31, 2005	214,011,246	195,565
Issued during the year
Pursuant to employee share purchase plan (note 11(C))	145,551	454
On exercise of options (note 11(B))	1,320,480	2,997
On exercise of Young-Davidson share
purchase warrants (note 4)	314,523	480
On exercise of share purchase warrants	37,908,233	108,418
Balance, December 31, 2006	253,700,033	$307,914

In 2004, the Corporation issued 1,500,000 common shares to Brookfield at CDN$0.84 per share on exercise of 1,500,000 share purchase warrants issued to Brookfield in 2000 in connection with the Corporation’s acquisition of the Kemess convertible royalty.

In 2006, a total of 37,908,233 of the Corporation’s publicly traded common share purchase warrants were exercised. The remaining 274,105 purchase warrants expired on December 28, 2006. Also in 2006, 314,523 share purchase warrants assumed in connection with the acquisition of Young-Davidson were exercised. The fair value previously recognized for these warrants has been reclassified to common shares for warrants exercised and to contributed surplus for expired warrants.

Northgate Minerals Corporation             39

B. Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 9,710,752 common shares to directors, employees and consultants. Stock options are granted at the discretion of the Board of Directors at exercise prices based on the market price of the Corporation’s common shares at the date of the grant of the stock options. In no instance may the exercise price be less than the market price of the common shares at the time of the option being granted. Options may not be granted with exercise periods longer than ten years. Vesting is at the discretion of the Board of Directors.

The continuity of options granted and outstanding under the stock option plan is as follows.

	2006		2005		2004
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price (CDN$)	Number	Price (CDN$)	Number	Price (CDN$)
Balance, beginning of year	4,723,320	1.87	3,291,200	2.02	2,084,200	1.39
Granted	1,427,000	2.66	1,275,000	1.71	1,470,000	2.79
Pursuant to acquisition (note 4)	—	—	432,720	0.69	—	—
Exercised	(1,320,480)	1.70	(146,000)	0.95	(211,100)	1.06
Cancelled	(174,500)	2.23	(129,600)	2.12	(51,900)	1.64
Balance, end of year	4,655,340	2.15	4,723,320	1.87	3,291,200	2.02
Exercisable	2,097,340	1.90	2,363,720	1.65	1,185,300	1.70

Details of the options outstanding as at December 31, 2006, are as follows.

	Outstanding Options			Exercisable Options
		Weighted Average	Weighted Average		Weighted Average
Exercise Price	Number of	Remaining Life	Exercise Price	Number of	Exercise Price
(CDN$)	Options	(years)	(CDN$)	Vested Options	(CDN$)
$0.69 – $0.90	332,720	0.47	$0.69	332,720	$0.69
$0.91 – $1.78	945,420	2.13	$1.51	617,120	$1.46
$1.79 – $1.84	944,200	4.38	$1.80	346,100	$1.80
$1.85 – $2.65	1,376,000	6.02	$2.57	258,400	$2.55
$2.66 – $3.85	1,057,000	4.33	$2.95	543,000	$2.91
	4,655,340	4.12	$2.15	2,097,340	$1.90

During the year ended December 31, 2006, the Corporation recognized stock-based compensation expense of $1,862,000 (2005 – $725,000; 2004 – $512,000) based on the fair value of options granted and vested during the year. The weighted average fair value of options granted in 2006 was CDN$1.45 (2005 – $0.77; 2004 – $1.44) per share. The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions.

	2006	2005	2004
Risk-free interest rate	4.0%	2.5%	2.5%
Annual dividend rate	—	—	—
Expected stock price volatility	58%	56%	54%

The expected life of the options used in the option-pricing model was determined to be five years.

40         2006 Annual Report

C. Employee Share Purchase Plan

Under the terms of the ESPP, full-time employees of the Corporation can buy treasury shares of the Corporation at the current market price for up to 5% of their base salary and the Corporation contributes additional shares in an amount equal to 50% of the employees’ contribution. During the year ended December 31, 2006, the Corporation recognized $152,000 (2005 – $120,000; 2004 – $nil) in stock-based compensation associated with the ESPP.

NOTE 12 INCOME TAXES

Income tax expense (recovery) differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons.

	2006	2005(1)	2004(1)
Earnings before taxes	$123,595	$27,731	$37,707
Canadian income tax rate	36.12%	39.02%	40.62%
Tax based on statutory income tax rate	$44,643	$10,821	$15,317
Expenses not deductible or income not taxable	(6,004)	1,493	455
Effect of resource allowance	(2,599)	(2,835)	(5,731)
Change in valuation allowance and tax rates	(21,523)	(19,924)	(5,408)
Effect of foreign exchange	(2,335)	(3,492)	(1,999)
Mining taxes	5,406	2,111	2,277
Other	(735)	—	—
Income tax expense (recovery)	$16,853	$(11,826)	$4,911

(1) Adjusted (note 3)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below.

	2006	2005(1)
Future income tax assets
Non-capital loss carry forwards	$14,539	$16,410
Net capital loss carry forwards	26,957	25,388
Reclamation liabilities	9,546	8,875
BC mineral tax deductions	10,815	36,335
Other	—	240
Future income tax assets	61,857	87,248
Valuation allowance applied	(31,481)	(71,683)
Total future income tax assets	30,376	15,565
Future income tax liabilities
Mineral, property, plant & equipment	(21,705)	(2,857)
Unrealized gain on copper forward contracts (note 14(A))		—
Other	(1,999)	—
Total future income tax liabilities	(29,254)	(2,857)
Net future income tax asset	$1,122	$12,708
Allocated as follows
Current future income tax asset	$7,469	$—
Non-current future income tax asset	6,291	13,937
Non-current future income tax liability	(12,638)	(1,229)
Net future income tax asset	$1,122	$12,708

(1) Adjusted (note 3)

Northgate Minerals Corporation             41

At December 31, 2006, the Corporation and its subsidiaries have non-capital losses of approximately CDN$63,167,000 and CDN$44,386,000 available for federal and provincial Canadian income tax purposes respectively, which are due to expire in the taxation years 2007 to 2016. In addition, the Corporation has approximately CDN$183,713,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

NOTE 13 SEGMENTED INFORMATION

The Corporation considers itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing. All revenues are earned and mineral property, plant and equipment are located in Canada. For all periods presented, all revenues and concentrate receivables are from one customer pursuant to a concentrate sales agreement.

NOTE 14 FINANCIAL INSTRUMENTS

A.     At December 31, 2006, the Corporation had forward sales commitments with major financial institutions to deliver 60,000 (2005 – 139,000) ounces of gold at an average accumulated price of $307 (2005 – $307) per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between March 30, 2007 and December 31, 2007. The unrealized loss on these forward contracts at December 31, 2006, was approximately $20,265,000 (2005 – $32,964,000) based on the quoted market price provided by the counter party. In 2006, the Corporation closed out 79,000 ounces of its hedge book at a cost of $25,397,000. In accordance with the Canadian Institute of Chartered Accountants’ Accounting Guideline 13, "Hedging Relationships", losses associated with the early settlement of these contracts were deferred and will be recognized in results from operations at the time the sales associated with the forward contracts occur. Of the 79,000 ounces of gold forward sales contracts closed out in 2006, 27,000 ounces were originally scheduled to be closed out during 2007 and at December 31, 2006, the deferred hedging loss of $8,583,000 resulting from closing out these contracts remained deferred and will be recognized in results from operations in 2007 at the time the sales associated with the forward contracts occur.

At December 31, 2006, the Corporation had forward sales contracts with a major financial institution to fix the price of delivered copper for which final settlement has not occurred. A total of 21,650 metric tonnes of copper were sold forward using LME contracts maturing from January 2007 through April 2008 at an average forward price of $3.19 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Falconbridge Limited (a wholly owned subsidiary of Xstrata Plc.) under a multi-year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis. The fair value of these contracts at December 31, 2006, was a net gain of $15,488,000 (2005 – a net loss of $755,000) of which $11,854,000 is included in concentrate settlements and other receivables and, for contracts expiring in 2008, $3,634,000 is included in other assets.

B.     The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying values of capital lease obligations and long-term debt approximate fair values based on market rates of interest.

C.     The Corporation monitors the financial condition of its customers and counterparties to contracts and considers the risk of material loss to be remote.

42         2006 Annual Report

NOTE 15 COMMITMENTS AND CONTINGENCIES

In May 2006, the Corporation launched an unsolicited offer to purchase all the outstanding common shares of Aurizon Mines Ltd. ("Aurizon"). On July 7, 2006, the Corporation withdrew its offer after the British Columbia Court of Appeal upheld a previous lower court injunction against the offer. As a result of this ruling, Aurizon was awarded its costs and damages that are yet to be determined. The Corporation accrued an estimate of these costs and damages as a charge to earnings in 2006.

In June 2006, the Corporation entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of Northgate’s existing Kemess South mine. The Corporation will provide funding to benefit the Tse Keh Nay member communities in the amount of CDN$1,000,000 per year over the remaining Kemess South mine-life.

In October 2006, the Corporation entered into an agreement to purchase 12,000,000 litres of low-sulphur diesel fuel from a supplier, at a fixed price, for delivery during 2007. The quantity of fuel purchased represents approximately 50% of the Kemess South mine’s expected consumption during the year.

The Corporation’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

For the ongoing construction of a tailings dam, the Corporation is committed to spending $2,500,000 in 2007.

NOTE 16 OTHER EXPENSES

Other expenses in 2006 include, amongst other items, $5,000,000 relating to an out-of-court settlement reached in a suit brought by the Regional Water Control Board for the Central Region of California against Tuolumne County, California, in which the Corporation and twenty other parties were named alleging environmental violations in connection with an inactive gold mine known as the Jamestown Mine. In its settlement agreement, the Corporation agreed to make a payment to a trust fund that will supervise additional remediation at the Jamestown site. In exchange for this payment, the Corporation was released from all known and unknown claims related to the Jamestown Mine and dismissed from the lawsuit with prejudice.

NOTE 17 SUBSEQUENT EVENT

In January 2007, the Corporation closed out 30,000 ounces of its gold forward sales position at a cost of $9,325,800. As of March 1, 2007 the remaining gold forward sales position is 30,000 ounces at an average accumulated price of $307 per ounce.

Northgate Minerals Corporation             43